Exhibit 21.1

List of Subsidiaries

Red Hawk Petroleum, LLC, a Nevada limited liability company
Pacific Energy Development Corp., a Nevada corporation
Blast AFJ, Inc., a Delaware corporation
White Hawk Energy, LLC, a Delaware limited liability company*
Blackhawk Energy Limited, a British Virgin Islands company*

*currently in process of winding down and dissolving